June 21, 2007

BY EDGAR AND BY FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attention: Mr. Michael McTiernan

Staff Attorney

Re:	The Nielsen Company B.V., Nielsen Finance LLC and Nielsen Finance Co.

Registration Statement on Form S-4

Filed May 2, 2007

File No. 333-142546

Ladies and Gentlemen:

Set forth below are the responses of The Nielsen Company B.V. and its subsidiaries Nielsen Finance LLC and Nielsen Finance Co. (together the “Company”) to the comment letter of the staff (the “Staff”) with respect to the above-referenced registration statement on Form S-4 (the “Registration Statement”). Enclosed herewith is a copy of Amendment No. 1 to the Registration Statement (the “Amendment”), which has been marked to indicate the changes made to the Registration Statement filed on May 2, 2007. The Company has reviewed this letter and authorized us to make the representations to you on its behalf.

For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s response thereto. Caption references and page numbers refer to the captions and pages contained in the Amendment unless otherwise indicated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

FORM S-4/A FILED JUNE 21, 2007

Securities and Exchange Commission

June 21, 2007

General

1. We note that you are registering the exchange notes in reliance on the staff’s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1989), Morgan Stanley & Co, Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). Accordingly, with your next filing, provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff’s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

The Company has included the requested supplemental letter with its electronic filing of the Amendment.

2. Please file the letters of transmittal as exhibits with your next amendment or provide us drafts for our review.

We respectfully advise the Staff that no transmittal letters will be prepared in connection with the exchange offers because all tenders to exchange are to be made entirely by electronic means. Revisions have been made throughout the registration statement accordingly.

3. It appears that three of the guarantor co-registrants, ART Holding, LLC, CZT/ACN Trademarks, LLC and Neslein Holding, LLC, have not executed the registration statement. Please ensure that these co-registrants execute future amendments.

Executed signature pages for ART Holding, L.L.C., CZT/ACN Trademarks, L.L.C. and Neslein Holding, L.L.C. have been included in the Amendment. Please see pages II-24, II-30 and II-37.

4. In the next amendment, please revise the registration statement cover page to disclose the registration number for the co-registrants.

Revisions have been made to the registration statement cover page in response to the Staff’s comment.

5. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectuses.

We respectfully advise the Staff that no graphics, maps, photographs, and related captions or other artwork including logos will be used in the prospectuses.

6. Please provide us support for comparative factual assertions and for management’s belief in qualitative statements regarding your position in the industry. Clearly

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June 21, 2007

mark these materials to highlight the specific information you believe supports the statement referenced.

Please see Exhibit A to this letter for a copy of The Nielsen Company B.V. prospectus highlighting comparative factual assertions and qualitative statements regarding the Company’s position in its industry as well as the corresponding numbered tabs for support of the highlighted assertions and statements.

7. Please provide copies of market and industry data that you cite or rely on in your filing, including those referenced on page 30. These materials should be appropriately marked, dated, and refer to the page number on which they are cited.

Please see Exhibit B to this letter for a copy of The Nielsen Company B.V. prospectus highlighting references to various market and industry data sources as well as the corresponding numbered tabs for support of the highlighted assertions and statements.

8. Please tell us why you filed two prospectuses within one registration statement, instead of filing a separate registration statement for each prospectus.

The Company has filed two prospectuses in one registration statement because (1) the securities covered by the two prospectuses were issued as part of the same financing transaction, (2) the Company is or controls all the issuers (3) the information contained in the prospectuses is very similar and, in many instances, exactly the same and the Company desired to avoid filing repetitive documents.

9. We note that a portion of your revenues are generated from business in the Middle East, Africa, and Asia Pacific. Please tell us the specific countries in each of these geographic regions where you conduct business.

The Company conducts business within the following countries of the Middle East, Africa, and Asia Pacific regions:

Middle East	Africa	Asia Pacific
Bahrain	Algeria	Australia
Israel	Cameroon	Bangladesh
Jordan	Egypt	Cambodia
Kuwait	Ghana	China
Lebanon	Ivory Coast	India
Oman	Kenya	Indonesia
Qatar	Libya	Japan
Saudi Arabia	Madagascar	Kazakhstan
Syria	Morocco	South Korea
U.A.E.	Nigeria	Malaysia
	South Africa	Nepal

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June 21, 2007

Middle East	Africa	Asia Pacific
	Tanzania	New Zealand
	Tunisia	Pakistan
	Uganda	Philippines
Singapore
Sri Lanka
Taiwan
Thailand
Uzbekistan
Vietnam

The Nielsen Company B.V. Prospectus

Cover Page

10. Please revise to disclose that broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. Please include equivalent disclosure in the “Summary of the Terms of the Exchange Offer” on page 8, the “Exchange Offer” on page 31 and the “Plan of Distribution” on page 150.

Revisions have been made to the prospectus cover page and pages 8, 32 and 163 in response to the Staff’s comment.

Prospectus Summary

11. Please expand the summary to include disclosure regarding your ratio of earnings to fixed charges. Refer to Item 503(d) of Regulation S-K.

Revisions have been made to page 15 in response to the Staff’s comment.

Overview, page 1

12. Much of the disclosure regarding your reorganization in this section is repeated under the heading “Recent Developments” on page 3. Please revise the Prospectus Summary to eliminate repetitive disclosure.

Revisions have been made to page 1 in response to the Staff’s comment.

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The Financing Transactions, page 3

13. Please disclose the closing date of the old notes offering.

Revisions have been made to page 2 in response to the Staff’s comment.

14. We note the defined terms that you use to reference notes issued by Nielsen Finance LLC and Nielsen Finance Co. It may be difficult to investors to readily distinguish between the terms “Senior Notes” and “Senior Subordinated Discount Notes,” in addition to the Senior Discount Notes that are being offered by The Nielsen Company B.V. in the exchange. Please revise to use more descriptive terms to reference the different notes offered by entities other than the registrant.

Revisions have been made throughout The Nielsen Company B.V. prospectus in response to your comment.

Summary of the Terms of the Exchange Offer, page 8

15. Please confirm to us that exchange offer will be open for at least 20 full business days. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

The Company hereby confirms that the exchange offers will remain open for at least 20 full business days and that the expiration date of the exchange offer will be included in the final prospectus.

Summary of the Terms of the Exchange Notes, page 12

16. Please revise the section under “Ranking” to quantify the amount of indebtedness that will rank senior to or pari passu with the exchange notes, including all secured debt that will effectively rank senior to the exchange notes.

Revisions have been made to page 13 in response to the Staff’s comment.

Risks Related to Our Business, page 21

We may be unable to currently deduct original issue discount..., page 24

17. Please expand your disclosure to address the likelihood that the notes will be considered “applicable high yield discount obligations” and explain why this is not currently determinable or within your control.

Revisions have been made to page 24 in response to the Staff’s comment.

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We are controlled by the Sponsors…, page 27

18. For purposes of the body of the risk factor, please identify the persons that control your affairs and policies, rather than referring to the defined term.

Revisions have been made to pages 27 and 28 in response to the Staff’s comment.

Market Industry Data and Forecasts, page 30

19. It is not appropriate for you to disclaim responsibility for information that you include in your prospectus. Please revise the first sentence of the second paragraph accordingly.

Revisions have been made to pages 31 in response to the Staff’s comment.

Conditions to the Exchange Offer, page 34

20. We note your disclosure that you may waive any of the conditions. Please revise to indicate, if true, that to the extent that you waive any condition of the offer, you will waive the condition for all holders of old notes.

Revisions have been made to page 36 in response to the Staff’s comment.

Procedures for Tendering, page 35

21. Please revise to state that the issuer will issue the new notes promptly after expiration of the exchange offer. See Exchange Act Rule 14e-l(c).

Revisions have been made to page 36 in response to the Staff’s comment.

Capitalization, page 42

22. Please remove the cash and cash equivalents line item from your capitalization table.

Revisions have been made to page 42 in response to the Staff’s comment.

Selected Historical Consolidated Financial Information, page 47

23. Please revise to present income (loss) from continuing operations per common share and cash dividends declared per common share.

As requested, the Company has amended its Selected Historical Consolidated Financial Information to include the cash dividends declared per common share for all periods presented.

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June 21, 2007

In addition, the Company has addressed the Staff’s comment relating to the inclusion of the income (loss) from continuing operations per common share by amending the Registration Statement to include this information for the Predecessor Periods in accordance with Rule 5-03 of Regulation S-X.

As referenced in the Staff’s comment, Rule 5-03 of Regulation S-X requires earnings per share to be calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 128, Earnings Per Share (“SFAS 128”). The Company has considered SFAS 128, and the scope of this literature excludes companies that do not have publicly traded issued common stock or potential common stock. The Company discusses in Note 1 to its consolidated financial statements that its shares were delisted from the Euronext Amsterdam in conjunction with the Valcon Acquisition, which was consummated on May 24, 2006. Accordingly, as of the date of the Valcon Acquisition, the Company is owned by Valcon Acquisition B.V., a private company, and has no publicly traded common shares outstanding. Although comparative earnings per share information is typically meaningful to readers of financial statements, the Company believes that, due to the significant changes in its ownership and capital structure resulting from the Valcon Acquisition and the related financing, evidenced by a net loss in the Successor period, which results in anti-dilutive earnings per share, providing this information for the Successor Period would not have been meaningful to the users of its financial statements. Based on this, the Company initially excluded earnings per share for all periods presented. In response to the Staff’s comment, and consistent with the scope exclusion of SFAS 128, the Company has amended the Registration Statement to include the income (loss) from continuing operations per common share, net income per common share, and required disclosures in Note 19 for the Predecessor Periods.

Overview and Outlook, page 49

24. Please include a brief overview of the increase in your indebtedness following the Valcon Acquisition.

Revisions have been made to page 50 in response to the Staff’s comment.

Covenant EBITDA, page 75

25. Please include more detailed disclosure regarding the “step down” schedule for these covenants.

Revisions have been made to page 83 in response to the Staff’s comment.

26. It appears that these covenants require quarterly compliance. Please update your disclosure to reflect your compliance as of March 31, 2007, including disclosure of the actual ratios.

Revisions have been made to pages 85, 86 and 87 in response to the Staff’s comment.

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27. It appears that the Credit Statistics presented on page 77 are non-GAAP measures. To the extent that these statistics are included in your next amendment, please revise to comply with all of the disclosure requirements of Item 10(e) of Regulation S-K. Specifically, reconcile each non-GAAP item to its most directly comparable GAAP measure and describe why management believes each non-GAAP measure is useful to investors.

Revisions have been made to pages 85 and 87 in response to the Staff’s comment.

28. Refer to footnote 5 to the table. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Revisions have been made to page 86 in response to the Staff’s comment.

Legal Proceedings, page 99

29. If material, please disclose any amounts you have reserved for potential liability in the D&B Legacy Tax Matters.

Revisions have been made to page 109 in response to the Staff’s comment.

Management, page 101

30. Please revise your management biographies to disclose when each officer or director commenced service to the company and clearly identify other employment in the last five years. See Item 401 of Regulation S-K.

Revisions have been made to pages 110 and 111 in response to the Staff’s comment.

Compensation Discussion and Analysis, page 105

31. Please provide more detailed disclosure regarding how the base salaries and bonuses, including signing bonuses, were determined for your executive officers. Please disclose how the various bonus factors were considered in determining the bonus amounts.

Revisions have been made to pages 116 and 117 in response to the Staff’s comment.

32. We note that the compensation committee bases bonus and incentive equity awards on the achievement of objective performance goals; however you have not provided a quantitative discussion of these predetermined goals. Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item

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402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Pursuant to Question 3.04 of Compliance and Disclosure Interpretations to Item 402, rather than provide specific performance target levels, factors and criteria for the fiscal 2007 bonuses for Named Officers, the Company has disclosed on page 116 of the Registration Statement its assessment of how difficult it will be for an executive to achieve the undisclosed target levels.

Question 3.04 of Compliance and Disclosure Interpretations to Item 402 provides that a company may withhold performance target levels or other factors or criteria if that information meets the confidential treatment standard. Further, Question 3.04 provides, in pertinent part, that no confidential treatment request is required to be submitted in connection with the omission of a performance target level or other factors or criteria but that the Company must make its determination based on the established standards for what constitutes confidential commercial or financial information, the disclosure of which would cause competitive harm. It provides that these standards have largely been addressed in relevant case law, as addressed below.

The performance targets applicable to the Company’s annual bonuses involve financial information regarding budgeted levels of revenue, capital expenditures and year-end adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”). The Company would be placed at a competitive disadvantage if, unlike its competitors, it were forced to disclose this financial data. As more fully explained below, the Company believes this information (the “Confidential Provisions”) clearly satisfies the test of confidentiality set forth in National Parks and Conservation Ass’n v. Morton¸498 F.2d at 765 (D.C. Cir. 1974) and subsequent case law in that (i) it is commercial or financial, (ii) it is obtained from a person, and (iii) it is confidential. This information has not previously been disclosed publicly, as required by Question 3.04.

The Company believes the Confidential Provisions satisfy the confidential treatment standard because they relate to commercial and financial information. Exemption 4 of the Freedom of Information Act (5 U.S.C. § 552(b)(4)) protects from disclosure commercial or financial information obtained from a person that is privileged or confidential. See 5 U.S.C. § 552(b)(4); 17 C.F.R. § 200.80(b)(4). Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary information to the government and the interests of the government in receiving continued access to such data.

Although the statute does not define the word “confidential,” Exemption 4 has been construed by several courts which have provided guidance regarding the meaning of “confidential.” The principal case is Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), cert. denied, 113 S. Ct. 1579 (1993), where, for situations involving required disclosure, the court in an en banc decision re-affirmed the long-standing two-part Exemption 4 confidentiality test as first articulated in National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The test defines as confidential “any financial or commercial information whose disclosure would be likely either ‘(1) to impair the Government’s ability to obtain necessary information in the

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future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.’” Critical Mass Energy Project, 975 F.2d at 878 (quoting National Parks and Conservation Ass’n v. Morton, 498 F. 2d at 770). The court in Gulf and Western Indus., Inc. v. United States stated that:

“In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.” 615 F.2d 527, 530 (D.C. Cir. 1979), citing, National Parks and Conservation Ass’n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

The information involved here is protected from disclosure because it meets the test of confidentiality as set forth in National Parks and Conservation Ass’n v. Morton and subsequent case law. In sum, confidential treatment should be granted under Exemption 4 because the Confidential Provisions are:

(1)	commercial or financial;

(2)	obtained from a “person”; and

(3)	confidential.

See Confidential Treatment Request of Pepsico, Inc., SEC FOIA Release No. 156 (May 29, 1990) and Critical Mass, 830 F. 2d at 281.

A. Commercial or Financial Information

The Confidential Provisions constitute “commercial” or “financial” information. In interpreting Exemption 4, the Commission and the federal courts have stated that the terms “commercial” and “financial” should be given their ordinary meaning and broadly encompass information relating to commerce or compiled in pursuit of profit. See In re Freedom of Information Act Appeal of the Board of Trade of the City of Chicago, SEC FOIA Release No. 119 (Jul. 17, 1989); Public Citizens Health Research Group v. Food and Drug Admin., 704 F. 2d 1280, 1290 (D.C. Cir. 1983); Critical Mass, 830 F. 2d at 281. The United States Court of Appeals for the District of Columbia has rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations.” See Public Citizens, 704 F. 2d at 1290. Accordingly, items generally regarded as commercial or financial information include, among other things, business sales statistics, technical designs, customer and supplier lists, information on financial condition, prices and quantities. See Landfair v. U.S. Dept. of Army, 645 F. Supp. 325, 327 (D.D.C. 1986). In the Company’s case, the Confidential Provisions clearly meet this standard.

B. Obtained from a Person

The Confidential Provisions also were obtained from a person. The term “person” is defined for purposes of the Freedom of Information Act to include individuals, partnerships, corporations and any association that is not an “Agency.” See 5 U.S.C. § 551(2). The Company qualifies as a “persons” under the Freedom of Information Act since they are both corporations. See Comstock Int’l (U.S.A.), Inc. v. Export-Import Bank of the U.S., 464 F. Supp. 804, 806 (D.D.C. 1979).

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C. Confidential Information

Commercial information is considered “confidential” for purposes of Exemption 4 if disclosure of the information is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. See Hou, SEC FOIA Release No. 102 (Jan. 23, 1989); Schulman, SEC FOIA Release No. 97 (Nov. 16, 1988); Gulf & Western Indus., Inc. v. U.S., 615 F. 2d 527, 530 (D.C. Cir. 1979); National Parks and Conservation Ass’n v. Kleppe, 547 F. 2d at 677. The disclosure of the Confidential Provisions would be damaging to the Company’s competitive position if the Company’s competitors were to obtain the Company’s budgeted financial information underlying the Confidential Provisions.

Therefore, the Company respectfully submits that its non-disclosure of the performance target levels and other factors and criteria is justified by confidential treatment standard set forth above.

33. We note that the compensation committee considers peer companies, such as client companies and those in your specific industries, in determining compensation. Please disclose the names of these peer companies, briefly describe how they were selected and disclose the components of compensation for which peer information is considered. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Revisions have been made to page 115 in response to the Staff’s comment.

Annual Bonuses, page 107

34. In describing the factors considered by the board you use the term “included” or “will include,” which suggest there maybe other factors that you have not disclosed. With respect to the determinations for 2006, please revise the disclosure to clarify that all material factors are disclosed, and with respect to 2007 bonuses, that the factors disclosed are what you anticipate will be considered, but that there may be other factors that are currently unknown.

Revisions have been made to page 116 in response to the Staff’s comment.

Summary Compensation Table, page 110

35. Please disclose the methodology used to compute the costs of these perquisites disclosed in footnote four. Refer to Instruction four to Item 402(c)(2)(ix).

Revisions have been made to page 120 in response to the Staff’s comment.

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Compensation Named Officers, page 111

36. Please revise the table to include the portion of Mr. Calhoun’s signing bonus earned in 2006.

Revisions have been made to pages 119 and 120 in response to the Staff’s comment.

37. Please revise the disclosure to clarify, if true, that the $20 million payment referred to on page 112 is the same as the $18,840,627 award disclosed in footnote 4 to the summary compensation table.

Revisions have been made to page 121 in response to the Staff’s comment.

38. Please expand the disclosure in footnote (4) to provide a more detailed description of the one-time special awards paid in 2006 to Mr. Calhoun, Mr. Ruijter, Mr. Doppelt, Mr. Schmidt and Ms. Whiting, including why they were paid and how the amount was determined.

Revisions have been made to pages 117 and 120 in response to the Staff’s comment.

Employment Agreement With David Calhoun, page 111

39. Please disclose the options granted pursuant to the employment agreement. Refer to footnote one to the table on page 121.

Revisions have been made to pages 121 and 122 in response to the Staff’s comment.

Potential Payments Upon Termination, page 116

40. Please disclose the estimated cost of the health and welfare benefits that would be provided for two years to Mr. Calhoun and Ms. Whiting in the event of termination.

Revisions have been made to pages 125 and 126 in response to the Staff’s comment.

41. Please disclose the value of any consideration provided to Mr. Schmidt in connection with his separation agreements. Please also disclose how all severance amounts were determined. Refer to Item 402(j)(3) of Regulation S-K.

Revisions have been made to page 126 in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 120

42. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.

Revisions have been made to pages 131, 132, 133 and 134 in response to the Staff’s comment.

43. Please disclose the address for the entities in footnotes 5 and 6.

Revisions have been made to pages 132 and 134 in response to the Staff’s comment.

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Certain Relationships and Related Party Transactions, page 123

44. Please include the disclosure required by Item 404(b) of Regulation S-K.

Revisions have been made to page 137 in response to the Staff’s comment.

Advisory Agreements, page 123

45. Please provide additional disclosure regarding the management services to be performed pursuant to the advisory agreements and how those services relate to the management services to be provided by your executive officers.

Revisions have been made to page 135 in response to the Staff’s comment.

Index to Consolidated Financial Statements page F-1

46. Please update the financial statements of The Nielsen Company B.V. in accordance with Rule 3-12 of Regulation S-X.

Revisions have been made to the financial statements in response to the Staff’s comment.

Consolidated, Statements of Operations, page F-5

47. Please revise to include EPS information as required by Rule 5-03 of Regulation S-X and calculated in accordance with SFAS 128.

Revisions have been made to Registration Statement to include the income/(loss) from continuing operations per common share, net income per common share, and related required disclosures for the Predecessor Periods. We respectfully refer the Staff to the Company’s response to comment 23 contained herein.

Note 8. Derivative Financial Instruments, page F-23

Net investment hedges, page F-25

48. Please advise us whether or not your net investment hedges qualify as cash flow hedges, and if not, why you have recorded the related gains and losses in other accumulated comprehensive income.

As of January 1, 2005, the Company documented all of its hedging relationships and conducted a complete analysis of hedge effectiveness for all of its derivative instruments outstanding at January 1, 2005. As a result of this documentation and analysis, many of the Company’s financial instruments qualified for hedge accounting and were determined to be effective. Accordingly, prior

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to January 1, 2005, as disclosed in the Note 1 to the Company’s consolidated financial statements, none of its financial instruments qualified for hedge accounting and any realized and unrealized gains and losses were recognized immediately in the statement of operations.

The Company’s net investment hedges historically have been limited to cross-currency swaps and foreign-currency denominated debt to hedge net investments against movements in currency exchange rates. Effective January 1, 2005, the Company designated these hedges as net investment hedges as they met the qualifying criteria set forth in SFAS No. 52, Foreign Currency Translation as carried over by SFAS 133, Accounting for Derivative Instruments and Hedging Activities. Each transaction is designated as, and is effective as, an economic hedge of a net investment. Accordingly, during the period in which the Company applied hedge accounting, any gains and losses were reported as currency translation adjustments within accumulated other comprehensive income/(loss) consistent with translation adjustments of the net investments. All net investment hedges were settled during the Successor period of May 24, 2006 to December 31, 2006.

Accordingly, revisions have been made to pages F-35, F-46 and F-47 in response to the Staff’s comment.

Note 15, Investments in Affiliates and Related Party Transactions, page F-50

49. We note from page F-46 that you started consolidating Nielsen BuzzMetrics on February 14, 2006 upon obtaining control. However, we also note from page F-10 that you only own 49% of the entity. This appears to contradict your consolidation policy. Please clarify to us and in your next amendment your basis in US GAAP for consolidating BuzzMetrics, citing relevant accounting literature.

The Company consolidates Nielsen BuzzMetrics in accordance with the voting interest model of Accounting Research Bulletin No. 51, Consolidated Financial Statements due to its 51% controlling voting power of BuzzMetrics’ board of directors. Consistent with EITF 96-16, Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights, this voting power provides the Company with majority control of all significant decisions made in the ordinary course of business. This was re-assessed as of December 31, 2006 and, as disclosed in Note 20 to the Company’s consolidated financial statements, the Company announced an agreement in April 2007 to purchase the remaining interest in Nielsen BuzzMetrics.

Accordingly, revisions have been made to page F-31 in response to the Staff’s comment.

50. Please advise us of your basis in US GAAP for accounting for your 51% ownership interest in Scarborough Research under the equity method.

Scarborough Research is a partnership that the Company owns jointly with another partner to provide syndicated local market, qualitative research and software services worldwide. The partnership maintains a committee to which each owner in the partnership elects two members. Each

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committee member has equal voting rights and is responsible for all significant decisions made in the ordinary course of business, as well as equally share in the Partnership’s profits and losses. Although the Company owns 51% of the entity, the Company applied EITF 96-16 and determined that it only has significant influence over the entity, therefore, the Company follows its accounting policy as disclosed in Note 1 to its consolidated financial statements and accounts for Scarborough Research in accordance with Accounting Principles Board Opinions No. 18, The Equity Method of Accounting for Investments in Common Stock.

Nielsen Finance Notes prospectus

51. Please revise the prospectus to conform with our comments on The Nielsen Company B V. prospectus, as appropriate.

Revisions have been made throughout the Nielsen Finance prospectus to conform it to The Nielsen Company B.V. prospectus, as appropriate, in response to the Staff’s comment.

Part II

52. Please file a copy of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

A form of our legal opinion is attached as exhibit 5.1 to the Amendment.

****

If you have any questions regarding the Amendment or the responses contained in this letter, please call the undersigned at (212) 326-2108.

Sincerely,

Monica K. Thurmond of O’Melveny & Myers LLP

cc:	James W. Cuminale

The Nielsen Company B.V.